SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

S1 CORPORATION
(Name of Subject Company (Issuer))

S1 CORPORATION
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.01 Per Share,
Having an Exercise Price of $18.00 or More Held by
Certain Option Holders Who Have Not Been
Granted Options After January 5, 2001
(Title of Class of Securities)

814279 10 5
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Richard Dobb, Esq.
S1 Corporation
Vice President and General Counsel
3390 Peachtree Road, NE
Suite 1700
Atlanta, Georgia 30326
(404) 812-6200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Stuart G. Stein, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109
(202) 637-8575

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$47,322,720	$9,464.54

•	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,152,500 shares of common stock of S1 Corporation having an aggregate value of $47,322,720 as of June 5, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,365.00

Form or Registration No.:	Form S-8 (Reg. No.: 333-45766)

Filing party:	S1 Corporation

Dates filed:	September 14, 2000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [  ]

Item 1.       Summary Term Sheet.

                  The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated June 8, 2001 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.       Subject Company Information.

                  (a) The name of the issuer is S1 Corporation, a Delaware corporation (the “Company”), and the address of its principal executive offices is 3390 Peachtree Road, NE, Suite 1700, Atlanta, Georgia 30326. The information set forth in the Offer to Exchange under “Information Concerning S1 Corporation” is incorporated herein by reference.

                  (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), having an exercise price of $18.00 per share or more for new options to purchase shares of the Common Stock to be granted under the S1 1997 Employee Stock Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Exchange, as they may be amended from time to time, the “Offer”), attached hereto as Exhibit (a)(2). The Offer is being made only to option holders who are employees of the Company or one of its consolidated subsidiaries who have not been granted options after January 5, 2001 and who are residents of the United States. If all eligible options are tendered and accepted for exchange pursuant to the terms of the Offer, the total number of shares of Common Stock subject to the new options will be 4,152,500. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

                  (c) The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.       Identity and Background of Filing Person.

                  (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.       Terms of the Transaction.

                  (a) The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Eligibility; Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

                  (b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.       Past Contacts, Transactions, Negotiations and Arrangements.

                  (e) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6.       Purposes of the Transaction and Plans or Proposals.

                  (a) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

                  (b) The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

                  (c) The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.       Source and Amount of Funds or Other Consideration.

                  (a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

                  (b) The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

                  (d) Not applicable.

Item 8.       Interest in Securities of the Subject Company.

                  (a) Not applicable.

                  (b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.       Person/Assets, Retained, Employed, Compensated or Used.

                  (a) Not applicable.

Item 10.     Financial Statements.

                  (a) The information set forth in the Offer to Exchange under Section 9 (“Information Concerning S1 Corporation”) and Section 16 (“Additional Information”) is incorporated herein by reference.

                  (b) Not applicable.

Item 11.     Additional Information.

                  (a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

                  (b) Not applicable.

Item 12.       Exhibits.

                     (a)   (1)   Offer to Exchange, dated June 8, 2001.

                             (2)   Form of Letter of Transmittal.

                             (3)   Form of Letter to Eligible Option Holders.

                     (b)   Not applicable.

                     (d)   (1)   S1 Corporation 1997 Employee Stock Option Plan.

                             (2)   Form of Option Agreement Pursuant to the S1 Corporation 1997 Employee Stock Option
                                     Plan.

                     (g)   Not applicable.

                     (h)   Not applicable.

Item 13.       Information Required by Schedule 13E-3.

                     (a)   Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

S1 CORPORATION

/s/ Richard Dobb Richard Dobb, Esq. Vice President and General Counsel

Date: June 8, 2001

Index to Exhibits

Exhibit
Number		Description

(a)(1)	-	Offer to Exchange, dated June 8, 2001.

(a)(2)	-	Form of Letter of Transmittal.

(a)(3)	-	Form of Letter to Eligible Option Holders.

(d)(1)	-	S1 Corporation 1997 Employee Stock Option Plan.

(d)(2)	-	Form of Option Agreement Pursuant to the S1 Corporation 1997 Employee Stock Option Plan.